

June 16, 2010

By U.S. Mail and Facsimile to: (330) 208-1066

Frank L. Paden
President and Secretary
Farmers National Banc Corp.
20 South Broad Street
Canfield, Ohio 44406

>   **Re: Farmers National Banc Corp.**
>   **Registration Statement on Form S-1**
>   **Filed May 28, 2010**
>   **File No. 333-167177**

Dear Mr. Paden:

　　　　We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page of Prospectus

1.　　　Please revise to state the number of shares of common stock being offered. Refer to Item 501(b)(2) of Regulation S-K.

2.　　　We note the disclosure on page 5 regarding the recently agreed to minimum capital requirements for Farmers Bank. Please tell us, with a view towards revised cover page disclosure, if a primary purpose of this offering is to satisfy the agreement with your regulator regarding minimum capital.

Prospectus Summary, page 1

Our Capital Requirements, page 4

3.   You disclose that effective February 2, 2010, the OCC proposed, and your board accepted, certain individual minimum capital requirements for Farmers Bank. Please revise to disclose the targeted compliance date for these capital requirements. Also, to the extent you have received any other formal or informal, written or unwritten guidance from your banking regulators which is likely to have a material impact on your results of operations, liquidity, capital, or financial position, please confirm, if true, that you have clearly disclosed the material effects of such guidance. If not, please revise your filing to provide such disclosure. We also note the disclosure on page 12 that the OCC has "imposed" minimum capital requirements on Farmers Bank. Please reconcile that disclosure with the disclosure on page 5 that the OCC "proposed" and your board "accepted" those requirements.

Use of Proceeds, page 17

4.   Item 504 of Regulation S-K requires you to state the principal purposes for which the net proceeds to the company from the securities to be offered are intended to be used and the approximate amount intended to be used for each such purpose. You state on page 5 that you anticipate using the proceeds of this offering to satisfy certain individual minimum capital requirements for Farmers Bank. Please revise this section to disclose the approximate amount of the proceeds intended to be used for each purpose, including how much you intend to contribute to Farmers Bank to improve its regulatory capital position.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney Advisor

cc: J. Bret Treier, Esq.
        John M. Saganich, Esq.
        Vorys, Sater, Seymour and Pease LLP
        (By facsimile)